LIMITED BRANDS, INC.

Three Limited Parkway

Columbus, Ohio 43230

December 15, 2009

VIA EDGAR AND BY HAND

Janice McGuirk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Limited Brands, Inc.

Registration Statement on Form S-4

Filed on November 10, 2009

File No. 333-163026

Dear Ms. McGuirk:

Limited Brands, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”).

This letter responds to comments of the Staff of the Securities and Exchange Commission contained in your letter dated December 2, 2009.

For your convenience 3 copies of the Amendment are enclosed and have been marked to show changes from the Registration Statement on Form S-4 filed on November 10, 2009.

Comment:

1.	We note that you are registering the 8.50% Exchange Senior Notes due 2019 (“Notes”) and Guarantees of the Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company has filed the above-requested letter via electronic submission today and a copy is included in Attachment A to this letter.

For your information, the Amendment includes the most recent quarterly information about the Company from the Company’s Form 10-Q filed on December 4, 2009. Please be advised that unless the Staff has further comments regarding the Registration Statement, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible. It will do that in a separate letter that will contain the representations described in the letter from the Staff. Please do not hesitate to call the undersigned at 614-415-1652 or Sarah Beshar 212-450-4131 of Davis Polk & Wardwell LLP, with any questions or comments you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Douglas L. Williams
Name: Douglas L. Williams
Title: Senior Vice President & General Counsel

cc w/o encl: Sarah Beshar

ATTACHMENT A

DAVIS POLK & WARDWELL LLP

450 Lexington Avenue

New York, New York 10017

212-450-4000

December 15, 2009

Re:	Limited Brands, Inc.

Registration Statement on Form S-4

Filed on November 10, 2009

(File no. 333-163026)

VIA EDGAR AND BY HAND

Janice McGuirk

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McGuirk:

In connection with the above-referenced Registration Statement on Form S-4, relating to the offer by Limited Brands, Inc. (the “Company”) to exchange newly issued 8.50% Senior Notes due 2019 for its outstanding 8.50% Senior Notes due 2019, we have been requested by each of the Company, Bath & Body Works Brand Management, Inc., Bath & Body Works, LLC, beautyAvenues, Inc., Intimate Brands, Inc., Limited Brands Direct Fulfillment, Inc., Limited Service Corporation, Limited Store Planning, Inc., Mast Industries, Inc., Victoria’s Secret Direct Brand Management, LLC, Victoria’s Secret Stores Brand Management, Inc. and Victoria’s Secret Stores, LLC (each a Guarantor and together the “Guarantors”) to supplementally confirm to the Staff on their behalf that the Company and each of the Guarantors are registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation SEC no-action letter (available May 13, 1988), the Morgan Stanley & Co. SEC no-action letter (available June 5, 1991) and the Shearman & Sterling SEC no-action letter (available July 2, 1993).

We have been requested by the Company and each of the Guarantors to represent to the Staff on their behalf that:

(i) Neither the Company nor the Guarantors have entered into any arrangement or understanding with any person to distribute the new notes to be received in the exchange offer and, to the best of the Company’s and each Guarantor’s information and belief, each person participating in the exchange offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the exchange offer. In this regard, the Company and each Guarantor will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if such person is participating in the exchange offer for the purpose of participating in a distribution of the new notes to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Holdings Corporation, Morgan Stanley & Co. and Shearman & Sterling no-action letters and interpretive letters of similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Company and each Guarantor acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the required selling securityholder information.

(ii) The Company and each Guarantor will also make each person participating in the exchange offer aware that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with the Company, a Guarantor or an affiliate of the Company to distribute the new notes.

(iii) The Company and each Guarantor will also make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds old notes acquired for its own account as a result of market-making activities or other trading activities and who receives new notes in exchange for such old notes in the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in the Shearman & Sterling no-action letter) in connection with any resale of such new notes.

(iv) The Company and each Guarantor will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision: if the exchange offeree is a broker-dealer holding old notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes received in respect of such old notes pursuant to the exchange offer.

If you have any questions or comments about the foregoing, please do not hesitate to contact the undersigned at 212-450-4131.

Very truly yours,

/s/ Sarah Beshar

Sarah Beshar

Davis Polk & Wardwell LLP

cc:	Douglas L. Williams

Jeannette Safi

Jung Choi